Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

Year ended December 31,

	2007	2006	2005	2004	2003
Earnings: (1)
Net income (2)	$106,506	$91,377	$95,128	$83,146	$85,587
Income taxes	66,741	47,691	57,500	53,035	51,582
Equity in (income) losses of equity investees, net of distributions	-	-	-	(128)	511
Fixed Charges (See below) (3)	81,145	78,345	71,007	68,363	66,699
Less: Preferred stock dividend	-	-	4	13	23
Total adjusted earnings	$254,392	$217,413	$223,631	$204,403	$204,356
Fixed charges: (3)
Total interest expense	$80,576	$77,538	$69,942	$67,408	$66,135
Interest component of rents	569	807	1,061	942	541
Preferred stock dividend	-	-	4	13	23
Total fixed charges	$81,145	$78,345	$71,007	$68,363	$66,699

Ratio of earnings to fixed charges	3.1	2.8	3.1	3.0	3.1

(1)
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

(2)	Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

(3)
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.